FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

Athens, March 30th, 2017

Announcement — New Hellenic Financial Stability Fund Representative on the Board of Directors of the National Bank of Greece

National Bank of Greece S.A. (the ‘Bank’) announces, following relevant notification from the Hellenic Financial Stability Fund and the Bank’s Board of Directors session held today, the appointment of Ms. Panagiota Iplixian as the new Representative of the Hellenic Financial Stability Fund on the BoD of the Bank, pursuant to Article 10 of Law 3864/2010 as in force and the Relationship Framework Agreement between the Bank and the Hellenic Financial Stability Fund, in replacement of Mr. Panagiotis Leftheris who submitted his resignation.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the appointment of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: March 30th, 2017
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: March 30th, 2017
Director, Financial Division